Filed by MacDonald, Dettwiler and Associates Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

Commission File No.: 001-34299

Jefferies Investor Conference August 8, 2017 Howard L. Lance MDA President & Chief Executive Officer SSL MDA Holdings, Inc Proprietary This document may contain data and/or information proprietary (competition sensitive) to SSL MDA Holdings, Inc. This data/ information shall not be disclosed, disseminated or reproduced, in whole or in part, without the express prior written approval of SSL MDA Holdings, Inc. SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 1

Forward-Looking Statement ? Certain statements and other information included in this presentation constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s management’s expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts. This presentation also contains forward-looking statements regarding the anticipated completion of the transaction and timing thereof. ? Forward-looking statements in this presentation are based on certain key expectations and assumptions made by MDA, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currency exchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost of labor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although MDA’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA can give no assurance that they will prove to be correct. ? Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this presentation. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contractsand regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts,or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contractsand termination of contractsby customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this presentation concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com. ? The forward-looking statements contained in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable securities legislation. MDA/SSL Proprietary 2 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Company Overviews

MDA

- Founded in 1969 in Vancouver, B.C. and listed on the TSX since 2000, MDA is the leading commercial space systems and information company providing solutions to commercial and government customers worldwide
  - 2016 Revenue: C$2,064 million
  - 2016 Adjusted Operating EBITDA: C$371 million
- The Company reports its results in 2 segments:
  - Communications- Leading supplier of communications satellites and satellite antenna and payload subsystems
  - Surveillance & Intelligence- Provides space systems, software and analytics to monitor and manage changes and activities
- Operations were reorganized in 2016 under a U.S. Holding Company with HQ in San Francisco. Planning to dual-list on NYSE in 2017 and become fully U.S.-incorporated by the end of 2019

Communications Satellites



Space Robotics



Optical and Radar Earth Observation Satellites



Satellite Ground Stations



Defense and Maritime Systems



Geospatial and Land Information



DigitalGlobe

- Founded in 1992, listed on the NYSE, DigitalGlobe is the world leader in the delivery and analysis of high-resolution imagery to commercial and government organizations
  - 2016 Revenue(1): C$1,015 million
  - 2016 Adjusted Operating EBITDA(1): C$623 million
- 15+ year lead in technology and image library
- Integrated into the workflows of industry's largest customers
- Building scalable ecosystem of content providers, application developers and end-users in the cloud to unlock new markets
- Developing innovative geospatial solutions that help our customers harness the full power of the digital globe
- Recent acquisition of The Radiant Group adds a leading portfolio of technology-enabled geospatial analytics and services

High-Resolution Imagery



Geospatial Analytics



(1) *DigitalGlobe translated at the FY16 US/CAD average rate, adjusted for purchase accounting and presented in IFRS*

MDA DigitalGlobe MDA/SSL Proprietary 3
Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Strategic Rationale of the Merger • Creates a leading provider of end-to-end satellite, imagery and geospatial solutions Expanded Capabilities • Combines MDA radar and DigitalGlobe high-resolution optical imaging capabilities • Increases breadth and depth in geospatial analytics and value-added services • Increases scale to serve larger programs and address more complex customer mission needs Greater Scale and • Provides greater access to U.S. Government and International Government customers Market Access • Combines best-in-class talent, improving the ability to innovate and enter new markets • Diversifies MDA portfolio with the addition of more predictable data and services revenue Diversified Portfolio • Expands MDA addressable market and enables growth in attractive adjacent segments • Contributes significant profitability Strong Pro Forma Financials • Transaction is expected to be accretive to Operating EPS in 2018 • Enables revenue synergies through complementary capabilities and end-to-end solutions expertise Attractive Synergies • Eliminate public company costs, leverage combined procurement, access scale economics • Expands and leverages SSL manufacturing capabilities for future satellite constellations MDA/SSL Proprietary 4 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Expanded Capabilities and Vertical Systems Integration Communications Satellites End-to-end system design Vertical integration Deeper and for improved efficiency and for lower cost and broader analytics effectiveness speed-to-market and solutions Data Analytics Remote Imaging Sensing Satellites and Customers Ground Provider Station Satellite Manufacturing 5 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

MDA Communications Segment Highlights Communications World-leading World-leading Satellite Provider Satellite System Provider ? SSL is the world leader in commercial GEO ? MDA Montreal facility is the world leader in communications satellites commercial communications satellite subsystems — 30% market share (2X nearest competitor) — Largest independent commercial supplier of — SSL-built satellites provide services to the communication satellite antennas across entire populated surface of Earth — billions C, Ku, Ka, L, and UHF bands of people depend on SSL satellite services — Supplier of electronics and RF systems — More than 270 satellites launched with >80 — Supplier of complete satellite payloads to key satellites on orbit with 99.9996% availability customers in 2016 MDA/SSL Proprietary 6 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Communications Satellites Enable Global Connectivity Communications Direct Broadcast Satellites Two-Way Broadband Satellites Mobile Comm. Satellites Emergency and Disaster Response Entertainment Internet Access Remote and Global Access MDA/SSL Proprietary 7 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

World’s Largest Independent Supplier of Communication Subsystems Communications Antennas ? Accrues the benefits of vertical integration within MDA while sustaining the advantages of scale economies by serving as a merchant supplier to the rest of the satellite manufacturers Electronics ? Includes the development of advanced software-defined Digital Payload technologies that provide increased satellite operator flexibility and customization MDA/SSL Proprietary 8 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Surveillance and MDA Surveillance and Intelligence Segment Highlights Intelligence Radar Satellite Missions: ? MDA is a world leader with decades of heritage in the design, development, integration and commissioning of end-to-end space-based radar satellite missions including ground segments, operations and associated information services Ground Systems: ? MDA offers a full range of multi-satellite remote sensing (radar and optical) ground systems for planning, tasking, receiving, processing, archiving and exploitation of satellite imagery — More than 50 systems installed in over 25 different countries, processing data from over 20 satellites Electro-Optical Satellites: ? SSL offers a range of LEO small sat solutions for cost effective remote sensing applications such as the the SkySat constellation for Terra Bella, now owned by Planet. Robotics: ? MDA is the recognized leader in space robotics including the Canadarm 2 and DEXTRE autonomous systems used on the International Space Station. MDA is underdevelopment for the first satellite servicing spacecraft to allow on-orbit refuelling. MDA/SSL Proprietary 9 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Surveillance and MDA Surveillance and Intelligence Segment Highlights Intelligence Maritime Information Systems: ? Ship combat/electronic systems, command and control systems, operational trainers and maritime surveillance systems Satellite Data Distribution: ? As the operator and worldwide commercial data distributor for the RADARSAT-2 satellite, MDA is one of the largest satellite radar data providers worldwide Data Analytics: ? MDA provides critical geospatial information and change detection services to the U.S. intelligence community Land Administration: ? Land registry and cadaster information solutions with industry leading platform for recording real property titles and transactions MDA/SSL Proprietary 10 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Surveillance and U.S. Government Contracts Intelligence NASA Missions and Technology Demonstrations Psyche Restore-L (LEO Satellite Payload Orbital Delivery Dragonfly Servicing) System (PODS) Lunar Atmosphere Dust Ka Cross-links (GRACE and High Gain Antenna Environment Explorer (LADEE) GRAIL) Dynamics Observatory) Mars Exploration Mars Science Batteries & Robotic Arm (ISS) Mars ‘01 Rovers Phoenix Laboratory Insight MDA/SSL Proprietary 11 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitalGlobe is the Leader in Earth Imaging and Geospatial Solutions ? Global leader with sustainable technology advantages, 100 petabyte historical image library, integrated into workflows across governments and commercial users ? Now building a scalable ecosystem of content providers, application developers and end-users in the cloud to unlock new markets ? Developing innovative new geospatial solutions that help customers harness the full power of the DigitalGlobe ? Expanding margins and reducing capital intensity to enhance free cash flow and returns MDA/SSL Proprietary 12 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Indispensable Source of Information about Our Changing Planet Civil & Commercial Defense Humanitarian Agriculture Intelligence & Surveillance Climate Location-based Services MDA/SSL Proprietary 13 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Satellite Imaging Capabilities Unmatched by Competition to Address a Wide Variety of Customer Needs 0 MDA/SSL Proprietary 14 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Sustainable Lead in Technology and Infrastructure – Best-in-Class Capabilities Drive Unique Customer Benefits 5X nearest competitor and >10X best “small Resolution sat” enables customers to see objects invisible to other providers 2X nearest competitor and >10X best “small Accuracy sat” enables customers to decide with confidence when location matters Highest agility and capacity and unique Timeliness capabilities enable customers to capture images and serve missions that others cannot 15+ year lead offers customers a one-of-a-kind Library Image source to analyze change and develop algorithms to anticipate the future MDA/SSL Proprietary 15 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Superior Resolution and Accuracy is Critical Differentiator 30 cm 70 cm * 1 m 4 m *now owned by Planet MDA/SSL Proprietary 16 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Global Network of Over 30 Antenna and Operations Sites Provide Unprecedented Speed in Image Delivery and Reach MDA/SSL Proprietary 17 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Cloud-based “Geospatial Big Data Exchange? Platform is Positioned to Unlock New Applications and Insights MDA/SSL Proprietary 18 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Strong Pro Forma Financials CY16 Adjusted Operating EBITDA CY16 Revenue CY16 Adjusted Operating EBITDA Margin (C$ in Millions) (C$ in Millions) 61% 3,079 994 2,064 623 32% 371 1,015 18% Combined Combined Combined Note: Does not include synergies expected to be realized. All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7544. Adjusted for purchase accounting and presented in IFRS. MDA/SSL Proprietary 19 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Expected Annual Run-rate Synergies Revenue Synergies Identified Cost Synergies • Optical and radar imagery data • Elimination of duplicate public cross-selling opportunities C$75M-C$150M company costs • Remote sensing satellite • Procurement savings manufacturing opportunities in run-rate • Operational benefits of • End-to-end international synergies by 2019 increased scale system sales • Scale efficiencies from satellite • Large geospatial services vertical integration contracts opportunities MDA/SSL Proprietary 20 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Approvals, Timing and Future Plans • Unanimously approved by both Boards of Directors • Overwhelming approval by shareholders of both companies on July 27, 2017 Approvals/Timing • Estimated close in 3Q 2017, or soon after, upon completion of regulatory approvals and other customary conditions • DigitalGlobe will operate as a stand-alone division of SSL MDA Holdings, under the recently signed Security Control Agreement with the U.S. Department of Defense • As part of this transaction, MDA will dual list its shares on the NYSE in addition to the TSX Post-Closing • Upon completion of the transaction, the combined company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals. MDA/SSL Proprietary 21 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Additional Information About the Merger and Where to Find it ? This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. ? In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above. MDA/SSL Proprietary 23 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Participants in the Solicitation ? This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on May 1, 2017. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. MDA/SSL Proprietary 24 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page